UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number: 001-42688

707 Cayman Holdings Limited

(Translation of registrant’s name into English)

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon

Hong Kong

Tel: +(852) 3471 8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Unaudited Interim Condensed Financial Results for the Six Months Ended March 31, 2025

On September 26, 2025, 707 Cayman Holdings Limited (the “Company”) released its unaudited interim condensed financial statements for the six months ended March 31, 2025 (the “Six-Month Financials”). In addition, the Company released certain supplementary financial information relating to the six months ended March 31, 2025 (“Supplemental Financial Information”).

The Supplemental Financial Information and the Six-Month Financials are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein and into the Company’s Registration Statement on Form F-1, as amended (File No. 333-281949), filed with the Securities and Exchange Commission.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Supplemental Financial Information Relating to the Six Months Ended March 31, 2025
99.2	Unaudited Interim Condensed Financial Statements for the Six Months Ended March 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on September 26, 2025.

707 Cayman Holdings Limited

By:	/s/ Cheung Lui
Name:	Cheung Lui
Title:	Chief Executive Officer and Executive Director